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                                                                     EXHIBIT 4.7
                                                                     -----------

                               AMENDMENT NO. 1 TO
                            DURAMETALLIC CORPORATION
                   EXECUTIVE INCENTIVE BONUS PLAN, AS AMENDED
                   ------------------------------------------

                 In accordance with Section 9 of the DURAMETALLIC EXECUTIVE INCENTIVE BONUS PLAN, AS AMENDED (the "Plan"), and as contemplated by Section 6.19(a) of the Agreement and Plan of Merger, dated as of September 11, 1995, among The Duriron Company, Inc., Wolverine Acquisition Corp. and Durametallic Corporation, the Plan is amended, effective November 17, 1995, as follows:

                 1. Section 2.7 of the Plan is amended in its entirety to read as follows:

                          2.7 "Common Shares" means, for all periods preceding the Effective Time, common shares of the Corporation. For all periods from and after the Effective Time (and with respect to any shares issued after the Effective Time), "Common Shares" means shares of Duriron Common Stock.

                 2. Section 2 of the Plan is further amended by adding the following additional sections:

                          2.18 "Duriron" means The Duriron Company, Inc., a New York corporation.

                          2.19 "Agreement and Plan of Merger" means the Agreement and Plan of Merger, dated as of September 11, 1995, among Duriron, Wolverine Acquisition Corp. and the Corporation.

                          2.20  "Merger" means the merger of Wolverine
                 Acquisition Corp. into the Corporation for which provision is made in the Agreement and Plan of Merger.

                          2.21 "Conversion Ratio" means the Conversion Ratio (reflecting the number of shares of Duriron Common Stock into which a common share of the Corporation will be converted in the Merger) for which provision is made in Section 3.3 of the Agreement and Plan of Merger.

                          2.22  "Effective Time" means the time of
                 effectiveness of the Merger.

                          2.23 "Duriron Common Stock" means the Common Stock, $1.25 par value per share, of Duriron.
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                 3.  Section 5 of the Plan is amended by amending Section 5.4 in its entirety to read as follows and by adding new Section 5.5 as set forth below:

                          5.4 For any Year ending prior to the Effective Time, the Corporation's independent public accountants shall determine and report to the Committee the amount available for the Plan for such Year as promptly as practicable following completion of their audit of the accounts of the Corporation for the purpose of certification of the financial statements appearing in the annual report to shareholders of the Corporation for the Year. In such case, the date the Corporation receives such accountants' report shall be the "Determination Date" for purposes of this Plan.

                          5.5 For any Year ending after the Effective Time, the chief financial officer of Duriron shall make a good faith determination of the amount available for the Plan for such Year, such determination to be made in accordance with generally accepted accounting principles applied consistently with the Corporation's past practice. In such case, the date on which Duriron publicly announces its results of operations for the same period as such Year shall be the "Determination Date" for purposes of this Plan.

                 4. Sections 7.1 and 7.2 of the Plan are amended in their entirety to read as follows:

                          7.1 Common Shares to be delivered in partial payment of Bonuses shall be made available from authorized and unissued stock (i) of the Corporation, in the case of shares issued prior to the Effective Time, and (ii) of Duriron, in the case of shares issued at or after the Effective Time.

                          7.2 (a) The Common Share portion of the Long Term Portion of the Bonus shall consist of the number of Common Shares having an aggregate market value, determined as provided in Section 7.2(c), equal to fifty percent (50%) of the Key Executive's share of the Long Term Portion as determined under Section 5.1. Such Common Shares shall be issued within 30 days after the determination of market value per share in accordance with Section 7.2(c). If payment of Common Shares would require the delivery of a fractional share, then in lieu of the fractional share the Corporation shall pay to the Key Executive the cash value thereof.

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                          (b)  After the Effective Time, no common shares of
                 the Corporation will be issued under the Plan, but instead persons otherwise entitled to receive common shares of the Corporation shall receive, under the same terms and restrictions as would be applicable to the common shares of the Corporation without regard to the Agreement and Plan of Merger or the Merger, that number of shares of Duriron Common Stock (rounded down to the next full share) determined by multiplying the number of common shares of the Corporation otherwise issuable by the Conversion Ratio. For purposes of the foregoing, the number of common shares of the Corporation otherwise issuable shall be considered to be the quotient of
                 (i) fifty percent (50%) of the Key Executive's share of the Long Term Portion of the Bonus, divided by (ii) the market value per share of a share of Duriron Common Stock, determined as provided in Section 7.2(c), divided by (iii) the Conversion Ratio.

                          (c) In the case of common shares of the Corporation delivered prior to the Effective Time, market value per share shall be determined by independent appraisers or such other valuation methods as the Corporation may from time to time adopt. In the case of shares of Duriron Common Stock delivered at or after the Effective Time, market value per share shall be considered to be the average of the closing sale prices of a share of Duriron Common Stock during the last 10 trading days ending on the Determination Date (or ending immediately prior to the Determination Date if the Determination Date is not a trading day), as reported on the NASDAQ National Market.

                 5.  Section 10 of the Plan is amended by adding new Section
10.4 as follows:

                          10.4 In the event the Merger becomes effective, the Plan shall terminate as of the beginning of business on January 1, 1996; provided, however, that such termination shall not affect entitlement to or payment of any Bonus earned with respect to any Year ending prior to January 1, 1996.


DAN2645.AMT





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